Mail Stop 3561

May 24, 2010

Ya Zhu
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 26, 2010**
> **File No. 333-155486**

Dear Ms. Zhu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you filed a Form 8-K on August 10, 2009. Please note that Section 15(d) reports should not be filed unless and until your Form S-1 registration statement is declared effective. Refer to Rules 15d-1, 15d-11 and 15d-13 of the Securities Exchange Act of 1934. Please include the information in the Form 8-K under the heading "Changes in and disagreements with accountants . . ." on page 44 in your registration statement, and also disclose that the PCAOB revoked the registration of Moore & Associates, Chartered on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. Please also file an exhibit 16 letter with this registration statement.

2. Please include the registration statement file number on the cover of the registration statement. Refer to Rule 470 of the Securities Act.

3. Since the legal opinion previously filed as exhibit 5.1 is dated November 14, 2008, please file an updated opinion.

Prospectus Cover Page

4. We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K. Please make similar revisions under the heading "Plan of Distribution" on page 16.

Summary of the Offering by the Company, page 6

5. Please clarify under "Termination of the Offering" that the offering will conclude "on the earlier" of when all the shares have been sold or 90 days after effectiveness of the registration statement.

Summary of Financial Information, page 8

6. We reviewed your response to comment two in our letter dated July 23, 2009. Please consistently refer to your accumulated losses to date. For example, we note that in some places in your disclosure you refer to a figure of ($26,113) and in Note 2 on page 28 you refer to ($29,113). Please revise or advise.

Dilution, page 15

7. It appears that there are mathematical errors in your dilution calculations. Please revise or tell us how you calculated the following:

- Net tangible book value per share after the offering of $0.0107; and

- Increase to present stockholders in net tangible book value per share after offering of $0.0146.

Certain Relationships and Related Transactions, page 48

8. We reviewed your response to comment four in our letter dated July 23, 2009 and were unable to locate your revised disclosure. Please revise your disclosure under this heading to disclose the terms of the loan, such as interest rate, maturity date and any other material terms of the loan. Refer to item 404(d) of Regulation S-K. Please also reconcile the information in this section with the $9,903 in related party loans reflected in your most recent balance sheet and the disclosure in the notes to your financial statements.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Catherine Brown, Attorney-Advisor, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Thomas E. Puzzo, Esq.
        Via Facsimile